                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                             ----------------------

                                 AMENDMENT NO. 2
                                (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                      VMS NATIONAL PROPERTIES JOINT VENTURE
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                             ----------------------

                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
Transaction Valuation*     $22,542                  Amount of Filing Fee: $4.51
--------------------------------------------------------------------------------



* For purposes of calculating the fee only. This amount assumes the purchase of 275.06 units of limited partnership interest of VMS National Residential Portfolio I for $41 per unit and 114.94 units of limited partnership interest of VMS National Residential Portfolio II for $98 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:    $4.51       Filing Parties:   AIMCO Properties, L.P.


Form or Registration No.:  Schedule 14D     Date Filed:   July 8, 1999




                         (Continued on following pages)

CUSIP No.   NONE                     14D-1/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO PROPERTIES, L.P.
                  84-1275621

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  18.25 (Portfolio I)

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]


9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  2.9%


10.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.  NONE                     14D-1/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO-GP, INC.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  18.25 (Portfolio I)

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  2.9%

10.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.  NONE                      14D-1/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

                                                                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  18.25 (Portfolio I)

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  2.9%

10.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE                      14D-1/A


11.      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO PROPERTIES, L.P.
                  84-1275621

12.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

13.      SEC USE ONLY

14.      SOURCE OF FUNDS

                  WC, BK

15.      (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]


16.      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

17.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  18.16 (Portfolio II)

18.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]


19.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  7.1%


20.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.  NONE                     14D-1/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO-GP, INC.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  18.16 (Portfolio II)

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  7.1%

10.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.  NONE                      14D-1/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

                                                                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  18.16 (Portfolio II)

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  7.1%

10.      TYPE OF REPORTING PERSON

                  CO

                        AMENDMENT NO. 2 TO SCHEDULE 14D-1


         This Statement (the "Statement") constitutes Amendment No. 2 and the Final Amendment to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest of VMS National Residential Portfolio I ("Portfolio I") and of VMS National Residential Portfolio II ("Portfolio II"), participants in VMS National Properties Joint Venture (the "Joint Venture"), originally filed with the Securities and Exchange Commission on June 16, 1999, by AIMCO OP, AIMCO-GP, Inc. and Apartment Investment and Management Company. The item numbers and responses thereto are set forth below in accordance with the requirements of
Schedule 14D-1.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) - (b) At 5:00 p.m., New York time, on Friday, July 30, 1999, the offers expired pursuant to their terms. A total of 18.25 Units, representing approximately 2.9% of the outstanding Units of Portfolio I, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units at $41 per Unit. A total of 18.16 Units, representing approximately 7.1% of the outstanding Units of Portfolio II, were validly tendered and not withdrawn pursuant to the offer.
AIMCO OP has accepted for payment all of those Units at $98 per Unit.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 1999




                                     AIMCO PROPERTIES, L.P.

                                     By: AIMCO-GP, INC.
                                          (General Partner)

                                     By: /s/ Patrick J. Foye
                                         -------------------------------
                                          Executive Vice President

                                     AIMCO-GP, INC.

                                     By: /s/ Patrick J. Foye
                                         -------------------------------
                                          Executive Vice President

                                     APARTMENT INVESTMENT
                                     AND MANAGEMENT COMPANY

                                     By: /s/ Patrick J. Foye
                                         -------------------------------
                                          Executive Vice President